UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/31/2021 AND ENDING 12/31/2021
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Auerbach Grayson and Company LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25W 45th Street
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sharon Gaviria	212-453-3516	sgaviria@agco.cm
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

New Jersey 733 State Rte 35 N Ocean	**New Jersey**	**NJ**	**07712**
(Address)	(City)	(State)	(Zip Code)

01/06/2010 — 3686
(Date of Registration with PCAOB)(if applicable) — (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Gaviria _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Auerbach Grayson and Company LLC _____, as of 12/31 _____, 2 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn before Me on May 1st, 2022

THOMAS JOHN SHEREMETTA
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01SH6419219
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 06/28/2025

Notary Public

Signature: Sharon Gaviria

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AUERBACH GRAYSON AND COMPANY LLC

Statement of Financial Condition

DECEMBER 31, 2021



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
200 Mamaroneck Avenue, Suite 502
White Plains, NY 10601
Phone: 212.758.8050
Fax: 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Auerbach Grayson and Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Auerbach Grayson and Company, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Auerbach Grayson and Company LLC's management. Our responsibility is to express an opinion on Auerbach Grayson and Company LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Auerbach Grayson and Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Company's auditor since 2021.

Adeptus Partners, LLC

Ocean, NJ

April 29, 2022

AUERBACH GRAYSON AND COMPANY LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

AUERBACH GRAYSON AND COMPANY LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	1,594,237
Restricted Cash		1,791,534
Due From Clearing Broker		406,054
Commission Receivable		910,899
Furniture, Equipment & Leasehold improvements, net of accumulated depreciation and amortization of $349,380		61,191
Prepaid expenses and other assets		95,422
Right-of-Use Asset		3,040,937
Total Assets	$	7,900,274

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Discretionary compensation and accrued commissions payable	$	922,557
Accounts payable and accrued expenses		506,925
Subordinate Loans		700,000
Lease Liability		3,401,804
Total Liabilities		5,531,286
Commitments		
Member's equity		2,368,988
Total liabilities and member's equity	$	7,900,274

The accompanying notes are an integral part of this statement of financial condition.

1. NATURE OF BUSINESS

Auerbach Grayson and Company LLC ("AG" the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to introduce for global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6. In addition, the Company clears its U.S. based transactions on a fully disclosed basis through Pershing LLC. The liability of the member is limited to its capital balance.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

The Company maintains cash in bank accounts which at times may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $61,746, held in a foreign currency. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk.

Fair Value of Financial Instruments

The Company's cash, and restricted cash are classified as level I and due from clearing broker, commissions receivable and commissions payable, are classified as level II. The recorded amounts of these assets and liabilities approximate their fair values principally because of the short-term nature of these items.

Commissions

The Company introduces its customers to its U.S. clearing broker and as a chaperone to its network of foreign brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is

2. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Revenue is recognized the commissions recorded during a month are invoiced to customers at the end of each month using the end of month currency exchange rate.

Fee Income

The Company compiles and distributes financials equity research report to U.S. Institutional Investors; revenues are earned from direct billing related to the distribution of these reports. The Company recognizes revenue related to Fee Income, when the financial equity research reports are delivered, the price is agreed upon and the benefit of information contained within the report is available to the customer.

Due from Clearing Broker

The receivable from clearing broker arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firm and includes cash and net amounts receivable for securities transactions that have settled.

Commission Receivable

Commission receivables represent receivables from foreign broker dealers. Commissions receivable are generally due within 30 days or less. Any difference between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period.

Depreciation and Amortization

Depreciation of furniture and equipment is computed on the straight-line method of using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Paycheck Protection Program loan

The Company applied for and received a promissory note (the "PPP Loan") in 2020 in the amount of approximately $667,000 pursuant to the Paycheck Protection Program ("the PPP") under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan was forgiven in whole in 2021 and was reclassified as income as guided by ASC 405-20.

3. **FURNITURE, EQUIPMENT AND LEASEHOLD EQUIPMENT IMPROVEMENTS**

Furniture and equipment included on the statement of financial condition consist of the following:

3. **FURNITURE, EQUIPMENT AND LEASEHOLD EQUIPMENT IMPROVEMENTS (CONTINUED)**

Furniture and equipment	$ 360,676
Leasehold Improvements	49,896
	410,572
Less accumulated depreciation and amortization	(327,403)
	$ 61,191

4. **OPERATING LEASE RIGHT - OF- USE ASSET AND LIABILITY**

The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate.

Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

The Company's incremental borrowing rate for its lease is 1.65% which is the rate of interest it would have to pay on a collateralized basis to borrow an amount its equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

On February 10, 2015, the Company entered into an amendment to its existing lease for office space. The amended lease became effective August 1, 2015 and expires July 31, 2025. Rental payments plus escalation for real estate taxes are payable monthly. The Company's minimum rental commitments are:

Year	Amount
2022	$945,106
2023	971,097
2024	997,802
2025	591,282

4. **OPERATING LEASE RIGHT - OF- USE ASSET AND LIABILITY (CONTINUED)**

Total undiscounted lease payments	3,505,287
Less imputed interest	(103,483)
Total lease liabilities	3,401,804

Pursuant to the lease agreement, the Company maintains a letter of credit in the amount of $1,784,622 to secure the lease that expires on August 31, 2025. The letter of credit is secured by a bank deposit of $1,785,755 which is included in restricted cash on the consolidated statement of financial condition at December 31, 2021.

5. **INCOME TAXES**

The Company is a single limited liability company and is taxed as a partnership. The member is responsible for the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax. For the year ended December 31, 2021, the Company had no unincorporated business tax expense.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

6. **EMPLOYEE RETIREMENT PLAN**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. As of December 31, 2021, the Company had approximately $11,000 as accrued liabilities to the plan.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3 and U.S. clearing firm pursuant to the provisions of paragraph (k)(2)(ii) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

8. MEMBER'S EQUITY

The Company is owned 100% by HDH GLOBAL LLC, a Delaware limited liability company.

9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2021, the Company had net capital of $ 1,187,514 which was $937,514 in excess of its required net capital of $250,000. The Company's aggregate indebtedness percentage was 150.76%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

10. LEGAL AND REGULATORY PROCEEDINGS

The Company may be subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the company is unable to estimate a range of reasonably possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in the aggregate, should not be reasonably likely to have a material adverse effect on the Company's financial condition.

11. COVID 19 EVENT

During the 2020 calendar year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have provided significant financial support and stimulus and taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. The Statement of Financial Condition does not include any adjustments that might result from the outcome of this uncertainty.

12. SUBSEQUENT EVENTS

Management performed an evaluation of subsequent events through April 29, 2022, which is the date the financial statements were issued. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to this financial statement.

13. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The company borrowed $700.000 under subordinated agreements, for a period of one year. Under the terms of the agreement, the Company will accrue interest which will be paid on a quarterly basis, at a rate of 10% per annum. The amount due at maturity will be $700,000.

The subordinated loans, approved by FINRA, mature as follows:

Maturity Date	Original Principal	Accrued Interest	Amount Due at Maturity
3/17/2022	$175,000	$13,856	$175,000
10/28/2022	525,000	7,336	525,000
	$700,000	$21,192	$700,000